FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	December	2008
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	RESEARCH IN MOTION REPORTS THIRD QUARTER RESULTS	7

Document 1

December 18, 2008
FOR IMMEDIATE RELEASE

RESEARCH IN MOTION REPORTS THIRD QUARTER RESULTS

Waterloo, ON – Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM), a world leader in the mobile communications market, today reported third quarter results for the three months ended November 29, 2008 (all figures in U.S. dollars and U.S. GAAP, except where noted). The third quarter results reported today by RIM are in line with the preliminary third quarter results reported by RIM on December 2, 2008.

Revenue for the third quarter of fiscal 2009 was $2.78 billion, up 7.9% from $2.58 billion in the previous quarter and up 66.3% from $1.67 billion in the same quarter of last year. The revenue breakdown for the quarter was approximately 81% for devices, 13% for service, 2% for software and 4% for other revenue.   During the quarter, RIM shipped approximately 6.7 million devices.

Approximately 2.6 million net new BlackBerry® subscriber accounts were added in the quarter.  At the end of the quarter, the total BlackBerry subscriber account base increased from the prior quarter by approximately 14% to approximately 21 million.

"We are pleased to report record revenue results for the third quarter and we have entered the fourth quarter with strong momentum despite the challenging general economic conditions. In fact we have enjoyed our best ever start to the holiday buying season over the past few weeks," said Jim Balsillie, Co-CEO at RIM. "RIM launched an unprecedented number of BlackBerry smartphones in the third quarter and these new products are being adopted at an even faster pace than we expected. Our industry leading product portfolio is positioned well to capitalize on the increasing market opportunity in the fourth quarter of fiscal 2009 and beyond."

Net income for the quarter was $396.3 million, or $0.69 per share diluted, compared with net income of $495.5 million, or $0.86 per share diluted, in the prior quarter and net income of $370.5 million, or $0.65 per share diluted, in the same quarter last year.  Adjusted net income for the quarter was $477.3 million, or $0.83 per share diluted.  Adjusted earnings per share excludes a negative impact on RIM's tax rate due to the significant depreciation of the Canadian dollar in Q3 and its effect on RIM's U.S. dollar denominated assets and liabilities held by RIM's Canadian operating companies that are subject to tax in Canadian dollars.(1)

Reconciliation of U.S. GAAP net income to adjusted net income
(United States dollars, in thousands except per share data)

For the three months ended November 29, 2008

U.S. GAAP net income, as reported	$ 396,296

Adjustment:

Impact of foreign exchange on tax provision (1)	81,000

Adjusted net income	$ 477,296

U.S. GAAP earnings per share, diluted	$ 0.69
Adjusted earnings per share, diluted	$ 0.83

Note: Adjusted net income and adjusted earnings per share do not have any standardized meaning prescribed by U.S. GAAP and thus are not comparable to similar measures presented by other issuers. Investors are encouraged to consider this adjusted measure in the context of
RIM's U.S. GAAP results.

Revenue for the fourth quarter of fiscal 2009 ending February 28, 2009 is expected to be in the range of $3.30-$3.50 billion.  Net subscriber account additions in the fourth quarter are expected to be approximately 2.9 million.  Earnings per share for the fourth quarter are expected to be in the range of $0.83-$0.91 per share diluted based on a gross margin of between 40-41%, a tax rate of 29-30% and operating expenses that are approximately 2% lower as a percentage of revenue than in the third quarter.  Based on RIM’s current expectations for product mix and device average selling prices, RIM expects gross margins in fiscal 2010 to be similar to or slightly better than Q4.

The total of cash, cash equivalents, short-term and long-term investments was $2.49 billion as at November 29, 2008, compared to $2.24 billion at the end of the previous quarter, an increase of $249 million over the prior quarter. Uses of cash in the quarter included capital expenditures of approximately $196 million and intangible asset purchases of approximately $135 million.

A conference call and live webcast will be held beginning at 5 pm ET, December 18, 2008, which can be accessed by dialing 800-733-7571 (North America), 416-644-3418 (outside North America). The replay of the company’s Q3 conference call can be accessed after 7 pm ET, December 18, 2008 until midnight ET, January 8, 2009.  It can be accessed by dialing 416-640-1917 and entering passcode 21252987#.   The conference call will also appear on the RIM web site live at 5 pm ET and will be archived at http://www.rim.com/investors/events/index.shtml.

(1) Note:  As set out in RIM’s press release dated December 2, 2008, there are proposed changes to the existing Canadian laws that will allow RIM to calculate its fiscal 2009 Canadian tax expense based on the U.S. dollar (the Company's functional currency). While the Company elected for Canadian tax purposes to adopt these rules in Q3, the Company cannot recognize the related tax benefit of electing to adopt these rules for U.S. GAAP financial reporting purposes until they are formally enacted resulting in the higher tax provision for Q3. Once these new rules are enacted, the incremental tax expense in Q3 will be reversed, additional tax benefits from prior quarters of fiscal 2009 will be realized and future tax rate volatility will be reduced. The Company expects the proposed rules to be enacted sometime in calendar 2009. As a result the Company believes that the presentation of adjusted net income and adjusted earnings per share diluted enables the Company and the shareholders to better assess RIM's operating results relative to its operating results in prior periods.

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact: Marisa Conway Brodeur Partners (PR Agency for RIM) 212-515-1924 mconway@brodeur.com	Investor Contact: RIM Investor Relations 519-888-7465 investor_relations@rim.com
###

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws, including statements relating to RIM’s revenue and earnings expectations for the fourth quarter of fiscal 2009, anticipated growth in subscribers, product shipments, expectations relating to RIM’s margin, tax rate and operating expenses in the fourth quarter of fiscal 2009, RIM’s expectation as to the timing of the enactment of changes to tax laws, and other plans relating to RIM. The terms and phrases “momentum”, “capitalize”, “continues”, “expected”, and similar terms and phrases are intended to identify these forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances including, but not limited to, general economic conditions, product pricing levels and competitive intensity, supply constraints and new product introductions.  Many factors could cause RIM’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: risks relating to the restatement of RIM’s previously-filed financial statements as a result of the internal review of RIM’s historical option granting practices, and regulatory investigations and litigation relating to those matters, including possible sanctions or penalties against the Company or its directors or officers; risks relating to RIM’s intellectual property rights; RIM’s ability to enhance current products and develop new products; RIM’s reliance on carrier partners, third-party network developers and suppliers;  risks relating to the efficient and uninterrupted operation of RIM’s network operations center; risks related to RIM’s international operations; and intense competition.  These risk factors and others relating to RIM are discussed in greater detail in the “Risk Factors” section of RIM’s Annual Information Form, which is included in its Annual Report on Form 40-F and RIM’s MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov), and RIM’s other public filings with the Securities and Exchange Commission and Canadian securities regulators.  These factors should be considered carefully, and readers should not place undue reliance on RIM’s forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited.  RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries.  All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in thousands except per share data)(unaudited)

Consolidated Statements of Operations

	For the three months ended			For the nine months ended
	November 29, 2008	August 30, 2008	December 1, 2007	November 29, 2008	December 1, 2007

Revenue	$2,782,098	$2,577,330	$1,672,529	$7,601,993	$4,126,690
Cost of sales	1,512,592	1,270,473	824,657	3,888,273	2,014,331
Gross margin	1,269,506	1,306,857	847,872	3,713,720	2,112,359

Gross margin %	45.6%	50.7%	50.7%	48.9%	51.2%

Expenses
Research and development	193,044	181,347	92,150	502,167	255,255
Selling, marketing and
administration	382,968	379,644	238,175	1,089,204	613,601
Amortization	53,023	43,633	27,653	133,208	76,798
	629,035	604,624	357,978	1,724,579	945,654

Income from operations	640,471	702,233	489,894	1,989,141	1,166,705

Investment income	31,554	17,168	23,816	67,699	59,247

Income before income taxes	672,025	719,401	513,710	2,056,840	1,225,952

Provision for income taxes
Current	298,646	200,918	141,457	725,222	409,266
Deferred	(22,917)	22,937	1,792	(42,739)	(64,680)
	275,729	223,855	143,249	682,483	344,586

Net income	$396,296	$495,546	$370,461	$1,374,357	$881,366

Earnings per share
Basic	$0.70	$0.88	$0.66	$2.43	$1.58
Diluted	$0.69	$0.86	$0.65	$2.39	$1.54

Weighted average number of common shares outstanding (000’s)
Basic	565,687	564,899	560,400	564,710	559,100
Diluted	573,514	574,831	573,700	574,469	572,300

Total common shares outstanding (000's)	565,998	565,370	561,003	565,998	561,003

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in thousands except per share data)(unaudited)

Consolidated Balance Sheets

As at	November 29, 2008	March 1, 2008

Assets
Current
Cash and cash equivalents	$1,101,714	$1,184,398
Short-term investments	574,279	420,709
Trade receivables	1,831,475	1,174,692
Other receivables	103,408	74,689
Inventory	599,068	396,267
Other current assets	171,691	135,849
Deferred income tax asset	156,861	90,750
	4,538,496	3,477,354

Long-term investments	812,638	738,889
Capital assets	1,147,357	705,955
Intangible assets	1,052,180	469,988
Goodwill	114,455	114,455
Deferred income tax asset	-	4,546
	$7,665,126	$5,511,187

Liabilities
Current
Accounts payable	$614,468	$271,076
Accrued liabilities	1,254,402	690,442
Income taxes payable	291,173	475,328
Deferred revenue	56,067	37,236
Current portion of long-term debt	5,815	349
	2,221,925	1,474,431

Long-term debt	-	7,259
Deferred income tax liability	72,586	65,058
Income taxes payable	24,432	30,873
	2,318,943	1,577,621

Shareholders’ Equity
Capital stock	2,204,934	2,169,856
Retained earnings	3,027,451	1,653,094
Paid-in capital	111,996	80,333
Accumulated other comprehensive income	1,802	30,283
	5,346,183	3,933,566
	$7,665,126	$5,511,187

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in thousands except per share data)(unaudited)

Consolidated Statements of Cash Flows

	For the three months ended November 29, 2008	For the nine months ended November 29, 2008

Cash flows from operating activities
Net income	$396,296	$1,374,357

Items not requiring an outlay of cash:
Amortization	85,776	211,771
Deferred income taxes	(21,236)	(39,914)
Income taxes payable	(4,237)	(6,441)
Stock-based compensation	9,600	29,200
Other	(8,140)	(7,739)
Net changes in working capital items	107,636	(408,139)
Net cash provided by operating activities	565,695	1,153,095

Cash flows from financing activities
Issuance of common shares	2,914	24,841
Excess tax benefits from stock-based compensation	554	12,700
Repayment of long-term debt	(78)	(244)
Net cash provided by financing activities	3,390	37,297

Cash flows from investing activities
Acquisition of long-term investments	(266,114)	(439,756)
Proceeds on sale or maturity of long-term investments	160,991	304,665
Acquisition of capital assets	(195,550)	(581,589)
Acquisition of intangible assets	(134,922)	(465,949)
Acquisition of short-term investments	(331,530)	(667,298)
Proceeds on sale or maturity of short-term investments	160,672	568,843
Net cash used in investing activities	(606,453)	(1,281,084)
Effect of foreign exchange gain on cash and cash equivalents	8,008	8,008
Net decrease in cash and cash equivalents for the
period	(29,360)	(82,684)

Cash and cash equivalents, beginning of period	1,131,074	1,184,398
Cash and cash equivalents, end of period	$1,101,714	$1,101,714

As at	November 29, 2008	August 30, 2008

Cash and cash equivalents	$1,101,714	$1,131,074
Short-term investments	574,279	422,121
Long-term investments	812,638	686,457
	$2,488,631	$2,239,652

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	December 18, 2008	By:	/s/ Brian Bidulka
(Signature)
Brian Bidulka Chief Accounting Officer